Exhibit 99.3

Explanatory report of the General Partner on information
according to Sec. 289 para. 4, Sec. 315 para. 4
of the German Commercial Code

The information contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA  for the fiscal year 2012 according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code are explained as follows:

1.         Share capital matters, shareholders, Articles of Association

The Company’s share capital as of December 31, 2012 comprises the following:

	Shares (number)	Subscribed capital (€ in thousands)	As percentage of subscribed capital
Ordinary shares*/capital	302,739,758	302,740	98.7%
Preference shares/capital	3,973,333	3,973	1.3%
Total	306,713,091	306,713	100.0%

(*) Included are 58,228 (December 31, 2011: 80,703) ordinary shares with a nominal value of € 58,228 (December 31, 2011: € 80,703), which were granted to employees of Fresenius Medical Care in 2012 in accordance with a company agreement. These ordinary shares have a two years holding period.

The Company’s shares are non-par bearer shares. The rights of the shareholders are governed by the German Stock Corporation Act (Aktiengesetz) and the Company’s Articles of Association. Sec. 12 para. 1 sentence 1 Aktiengesetz (AktG) stipulates that each ordinary share shall be entitled to one vote one vote at the Company’s General Meeting. Preference shares do not give an entitlement to voting rights unless applicable legal provisions require otherwise. In return for this, the non-voting bearer preference shares receive a dividend out of the retained earnings which is € 0.02 per share higher than the dividend on ordinary shares, but at least however a dividend of € 0.04 per preference share. The minimum dividend of € 0.04 per preference share shall take precedence over the distribution of a dividend on the ordinary shares.

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. The General Partner does not participate in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures. The right of the ordinary shareholders to consent to such measures at the General Meeting is excluded in compliance with Sec. 7 para. 2 sentence 3 of the Articles of Association of the Company. Vis-à-vis the General Partner, the Company is represented by the Supervisory Board.

The compensation report of the Company for the determination of the remuneration for the Management Board of Fresenius Medical Care Management AG as the General Partner of Fresenius Medical Care AG & Co. KGaA as well as for the determination of the remuneration of the Supervisory Board members of the Company can be found in the management reports and can be retrieved as a part of the Declaration on Corporate Governance on the Internet site of the Company under www.fmc-ag.com in the sector Investor Relations / Corporate Governance / Declaration on Corporate Governance.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of a controlled company as defined by Section 17 para. 1 AktG, more than 25 % of the Company’s share capital. This does not apply if all the shares in the General Partner are held directly or indirectly by the Company. Additionally, the General Partner will cease to be General Partner of the Company if the shares in the General Partner are acquired by another person

•                  who does not at the same time acquire shares of the Company in the amount of more than 25 % of the Company’s capital or

•                  who had not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchases had paid for the share in the General Partner, if the amount for such consideration is above the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

2.                            Material Participation in Capital

As of December 31, 2012, Fresenius SE & Co. KGaA based in Bad Homburg holds 94,380,382 ordinary shares in the Company and thus 31.18 % of the Company’s capital with voting rights.

3.                            Appointment of the management, amendment of the Articles of Association authorized and conditional capital

The appointment and removal of members of the Management Board of the General Partner are governed by Sec .84 and Sec. 85 AktG. Amendments to the Articles of Association must be made in accordance with Sec. 179 in conjunction with Sec. 133 AktG. Sec. 11 para. 5 of the Articles of Association of the General Partner entitle the Supervisory Board, without resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders’ at the General Meeting:

•                  authorization, in the period up to May 10, 2015, to increase, on one or more occasions, the capital of the Company by up to a total of € 35,000,000 by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2010/I).

•                  authorization, in the period up to May 10, 2015, to increase, on one or more occasions, the capital of the Company by up to a total of € 25,000,000 by issuing new bearer ordinary shares in return for cash and/or non-cash contributions (Authorized Capital 2010/II).

In both cases, the General Partner is entitled, under certain circumstances and with the approval of the Supervisory Board, to decide on the exclusion of shareholders’ pre-emption rights. In the case of the Authorized Capital 2010/I, an exclusion of the pre-emption rights is only admissible for fractional amounts. In the case of the Authorized Capital 2010/II, an exclusion of the pre-emption rights is only admissible if (i) in the case of a capital increase for cash, the proportionate amount of the share capital of the Company attributable to the new shares does not exceed 10 % of the share capital at the time of the issue of the new shares and the issue price for the new shares, at the time of its final determination, does not significantly fall below the stock exchange price of the shares of the same class and with the same rights already listed, or (ii) in the case of a capital increase for non-cash contributions, the issue of shares occurs for the purpose of acquiring companies, parts of companies or interests in companies.

In addition the above, the following conditional capital is in place:

•                  The Company’s share capital has been increased conditionally by up to € 4,224,616 by issue of up to 3,093,189 new non-voting bearer preference shares and of up to 1,131,427 new bearer ordinary shares. This conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolution on May 23, 2001 and the holders of such convertible bonds exercise their conversion rights.

•                  The Company’s share capital has been increased conditionally by up to € 9,525,265 by issue of up to 9,525,265 new bearer ordinary shares. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolutions taken on May 9, 2006 and on May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Management Board of the General Partner, the Supervisory Board of the General Partner shall exclusively be responsible.

•                  The Company’s share capital has been increased conditionally by up to € 12,000,000 by issue of up to 12,000,000 new bearer ordinary shares. The conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders’ resolution taken on May 12, 2011, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Management Board of the General Partner, the Supervisory Board of the General Partner shall exclusively be responsible.

The conditional capitals mentioned above completely account for the stock split resolved by the General Meeting in 2007.

4.                            Material agreements of the Company

Major agreements relating to a number of long-term financing agreements are in place, which are subject to the condition of a change in control following a takeover offer. These agreements contain change of control clauses with typical market terms; under these terms, creditors are given the right to terminate agreements early whereby the change of control may involve the Company’s rating being down-graded.

Hof an der Saale, April 2013

Fresenius Medical Care AG & Co. KGaA

represented by its General Partner

Fresenius Medical Care Management AG

Michael Brosnan	Dr. Rainer Runte
Member of the Management Board	Member of the Management Board

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, F +49 6172 609-2422

Registered Office and Commercial Register: Hof an der Saale, HRB 4019

Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG

Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Dr. Emanuele Gatti, Ronald Kuerbitz,
Dr. Rainer Runte, Dr. Olaf Schermeier, Kent Wanzek

Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRES DE FF 501